UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-56692

VERSES AI INC.

(Translation of registrant’s name into English)

205 - 810 Quayside Drive

New Westminster, British Columbia

Canada V3M 6B9

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

EXPLANATORY NOTE

This amended Report of Foreign Private Issuer on Form 6-K/A (the “Form 6-K/A”) to the original Report of Foreign Private Issuer on Form 6-K furnished by VERSES AI Inc. (the “Company”) to the United States Securities and Exchange Commission on March 26, 2025 (the “Original Form 6-K”) is being filed solely to incorporate by reference Exhibit 99.3 to the Original Form 6-K into the Company’s Registration Statement on Form F-10 (File No. 333-282301).  The Original Form 6-K is amended to add the Incorporation by Reference of Exhibit 99.3 as stated below. This Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item or exhibit of the Original Form 6-K, or reflect any events that have occurred after the date of the Original Form 6-K.

INCORPORATION BY REFERENCE

Exhibit 99.3 of this Report of Foreign Private Issuer on Form 6-K/A of the Company is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-282301) of the Company, as amended or supplemented.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSES AI INC.

	By:	/s/ Kevin Wilson
	Name:	Kevin Wilson
	Title:	Chief Accounting Officer and Secretary
Date: March 28, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1*	News Release dated March 18, 2025 - VERSES Demonstrates Smart Building Energy Optimization
99.2*	News Release dated March 21, 2025 - VERSES® Announces Commercial Partnership with AI Driller for Smarter Oil and Gas Operations
99.3*	Certain Material U.S. Federal Income Tax Considerations for Holders of Our Subordinate Voting Shares

*Previously filed